SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         Star Multi Care Services, Inc.
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   855156 30 3
                                 --------------
                                 (CUSIP Number)

                                Stephen Sternbach
                             Chief Executive Officer
                         Star Multi Care Services, Inc.
                              33 Walt Whitman Road
                                    Suite 302
                          Huntington Station, NY 11746
                                 (631) 423-6689

                                October 31, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 855156 30 3

1.  Name of Reporting Person IRS Identification No.
    Stephen Sternbach

2.  Check the Appropriate Box if a Member of a Group
    a. |_|

    b. |_|

3.  SEC Use Only


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4.  Source of Funds:   OO
5.

6. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

6.  Citizenship or Place of Organization

    USA

7.  Sole Voting Power:  175

8.  Shared Voting Power:  15,521

9.  Sole Dispositive Power    3,500,175

10. Shared Dispositive Power  3,515,521

11. Aggregate Amount Beneficially Owned by Each Reporting Person:   3,647,203

12. Check if the Aggregate Amount in row (9) Excludes Certain Shares. [X] Excludes 13,289 shares of the Company's Common Stock owned by the Stephen Sternbach Family Trust; Mr. Sternbach disclaims beneficial ownership with respect to these shares

13. Percent of Class Represented by Amount in Row 9:  77.2%

14. Type of Reporting Person:  IN

Item 1.   Security and Issuer:   Common Stock,$.001 par value per share
                                 Star Multi Care Services, Inc.
                                 Suite 302
                                 33 Walt Whitman Road
                                 Huntington Station, NY 11746

Item 2.   Identity and Background

Item 2(a) Stephen Sternbach

Item 2(b) Address of Principal Business Office or, if none, Residence:

          Star Multi Care Services, Inc.
          33 Walt Whitman Road
          Suite 302
          Huntington Station, NY 11746

Item 2(c) Chairman of the Board, President and Chief Executive Officer Star Multi Care Services, Inc.
          33 Walt Whitman Road

                  Suite 302
                  Huntington Station, NY 11746

Item 2(d)   No

Item 2(e)   No

Item 2(f)   USA

Item 3    Source and Amount of Funds or Other Consideration

          Mr. Sternbach purchased 234.5 shares of Series B 7% Convertible Preferred Stock, par value $1.00 per share from the Shaar Fund Limited (the "Shaar") for a total purchase price of $100,000. Mr. Sternbach paid Shaar $50,000 in cash and with the balance, $50,000, payable over twelve months. Mr. Sternbach pledged the shares that he purchased to secure the loan payable to Shaar. Additionally, the initial cash payment that was paid to Shaar was borrowed from Matthew Solof.

Item 4    Purpose of Transaction

          The purpose of the transaction was to acquire the shares for his own personal investment account. The 234.5 shares of Series B 7% Convertible Preferred Stock (the "Preferred Stock") may be converted, at the option of the holder, into common stock of the Issuer. The conversion ratio is based upon the closing bid price of the common stock for the twenty-eight day period prior to conversion. Using the closing bid price of the common stock of this Issuer for the previous twenty-eight days, the conversion of all of the Preferred Stock would result in Mr. Sternbach holding more than a majority of the outstanding and voting shares of the Company. At the time of this filing, Mr. Sternbach has not made any decision as to if or when he will exercise his right to convert any of the Preferred Stock that he holds.

Item 5.   Interest in Securities of the Issuer.

          3,647,203 or 77.2% of the outstanding shares of the Issuer. This includes options to purchase 115,986 shares of common stock of the Issuer that are exercisable within 60 days hereof and 234.5 shares of Series B 7% Convertible Preferred Stock, par value $1.00 per share that may be converted into 3,500,000 shares of common stock. Mr. Sternbach has sole voting control over 115,986 shares of common stock and shared voting control over 15,521 shares of common stock. Mr. Sternbach has sole dispositive power over 3,500,175 shares of common stock and shared dispositive power over 3,515,521 shares of common stock

          Mr. Sternbach purchased 234.5 shares of Series B 7% Convertible Preferred Stock, par value $1.00 per share from the Shaar Fund Limited (the "Shaar") for a total purchase price of $100,000 or $426.44 per share of Preferred Stock. Mr. Sternbach paid Shaar $50,000 in cash and with the balance, $50,000, payable over twelve months. Mr. Sternbach pledged the shares that he purchased to secure the loan payable to Shaar. Additionally, the initial cash payment that was paid to Shaar was borrowed from Matthew Solof.

          Pursuant to the terms of the Pledge Agreement dated October 31, 2002 between Mr. Sternbach and Shaar Fund Limited securing the loan for the balance of the purchase price, the Shaar Fund has the right to collect all dividends issued upon the Preferred Stock or upon common stock issuable upon the conversion of the Preferred Stock into common stock.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     On October 31, 2002, Mr. Sternbach entered into a Securities Purchase Agreement whereby he purchased 234.5 shares of Series B 7% Convertible Preferred Stock, par value $1.00 per share from the Shaar Fund Limited (the "Shaar") for a total purchase price of $100,000. Mr. Sternbach paid Shaar $50,000 in cash and with the balance, $50,000, payable over twelve months. Mr. Sternbach executed an Installment Promissory Note dated October 31, 2002 for the sum of $50,000 payable to Shaar. Mr. Sternbach pledged the shares that he purchased to secure the loan payable to Shaar pursuant to a Stock Pledge Agreement dated October 31, 2002. Additionally, the initial cash payment that was paid to Shaar was borrowed from Matthew Solof evidenced by a promissory note dated October 31, 2002 for the sum of $50,000.

Item 7.  Material to be Filed as Exhibits.

1. Securities Stock Purchase Agreement dated October 31, 2002 between Stephen Sternbach and Shaar Fund Limited.

2. Installment Promissory Note dated October 31, 2002 payable by Stephen Sternbach to the Shaar Fund Limited.

3. Stock Pledge Agreement dated October 31, 2002 between Stephen Sternbach and Shaar Fund Limited.

4. Promissory Note dated October 31, 2002 payable by Stephen Sternbach to the Matthew Solof.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:      s/ Stephen Sternbach                        November 14, 2002
         --------------------

         Stephen Sternbach

Exhibit 1

                          SECURITIES PURCHASE AGREEMENT

     SECURITIES PURCHASE AGREEMENT (the "AGREEMENT"), dated as of October 31, 2002, by and between THE SHAAR FUND LTD, a company organized and existing under the laws of the British Virgin Islands ("SHAAR"), and STEPHEN STERNBACH, with an office at Star Multi Care Services, 33 Walt Whitman Road, Suite 302, Huntington Station, NY 11746 ("PURCHASER").

     WHEREAS, Purchaser and Shaar are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the "1933 ACT");

     WHEREAS, Purchaser desires to purchase and Shaar desires to sell, upon the terms and conditions set forth in this Agreement, two hundred thirty-four and one-half (234.5) shares of Series B 7% Convertible Preferred Stock, $1.00 par value per share (the "PREFERRED STOCK"), of Star Multi Care Services, Inc. ("Star Multi Care") in consideration for the payment by Purchaser to Shaar of $100,000.00 in cash; and

     NOW THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

     1. PURCHASE AND SALE OF PREFERRED STOCK.

     a. PURCHASE OF PREFERRED STOCK. On the Closing Date (as defined below), Shaar shall sell and deliver to Purchaser, and Purchaser agrees to purchase from Shaar, an aggregate amount of two hundred thirty-four and one-half (234.5) shares of the Preferred Stock of Star Multi Care (the "SHARES") in consideration for $100,000.00 (the "PURCHASE PRICE").

     b. CLOSING DATE. Subject to the satisfaction (or waiver) of the conditions thereto set forth in Section 5 and Section 6 below, the date and time of the sale of the Shares pursuant to this Agreement (the "CLOSING DATE") shall be 12:00 noon Eastern Standard Time on October 31, 2002 time being of the essence as to Purchaser's obligations. The closing of the transactions contemplated by this Agreement (the "CLOSING") shall occur on the Closing Date at the offices of Krieger & Prager, 39 Broadway, Suite 1440, New York, New York or at such other location as may be agreed to by the parties.

     c. FORM OF PAYMENT. On the Closing Date, (i) Purchaser shall pay $50,000.00 of the Purchase Price in United States dollars by wire transfer of immediately available funds to an account designated in writing by Shaar for such purpose, and delivery of a Note in the form annexed hereto as Exhibit 1 in the principal amount of $50,000.00, and (ii) Shaar shall deliver to Krieger & Prager LLP, ("Escrow Agent")pursuant to the Pledge Agreement, stock certificates representing the Shares and stock powers, which Purchaser is then purchasing, duly executed on behalf of Shaar, against delivery of the Purchase Price.

     2. PURCHASER'S REPRESENTATIONS AND WARRANTIES. Purchaser represents and warrants to Shaar that:

          a. INVESTMENT PURPOSE. Purchaser is purchasing the Shares for its own account for investment purposes only and not with a view towards, of for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1993 Act and applicable state securities laws; provided, however, that by making the representations herein, Purchaser does not agree to hold any of the Shares for any minimum or other specific term and reserves the right to dispose of the Shares at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act and applicable state securities laws.

          b. RELIANCE ON EXEMPTIONS. Purchaser understands that the Shares are being offered and sold to it in reliance upon specific exemptions from the registration requirements of United States federal and state securities laws and that Shaar is relying upon the truth and accuracy of, and Purchaser's compliance with, the representations, warranties, agreements, acknowledgments and understandings of Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Shares.

          c. INFORMATION. Purchaser and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of Star Multi Care and materials relating to the offer and sale of the Shares which have been requested by Purchaser or its advisors. Purchaser and its advisors, if any, have been afforded the opportunity to ask questions of Shaar and Star Multi Care. Neither such inquiries nor any other due diligence investigation conducted by Purchaser or any of its advisors or representatives shall modify, amend or affect Purchaser's right to rely on Shaar's representations and warranties contained in Section 3 below. Purchaser understands that its investment in the Shares involves a significant degree of risk.

          d. GOVERNMENTAL REVIEW. Purchaser understands that no United States federal or state agency or any other government or governmental agency has passed upon or made any recommendation or endorsement of the Shares.

          e. TRANSFER OR RESALE. Purchaser understands that (i) the sale or resale of the Shares has not been and is not being registered under the 1933 Act or any applicable state securities laws, and the Shares may not be transferred unless (a) the Shares are sold pursuant to an effective registration statement under the 1933 Act, (b) the Shares are sold or transferred pursuant to an exemption from such registration, (c) the Shares are sold or transferred to an "affiliate" (as defined in Rule 144 promulgated under the 1933 Act (or a successor rule) ("RULE 144")) of Purchaser who agrees to sell or otherwise transfer the Shares only in accordance with this Section 2(f) and who is an Accredited Investor, or (d) the Shares are sold pursuant to Rule 144, if such Rule is available; (ii) any sale of such Shares made in reliance on Rule 144 may be made only in accordance with the terms of said Rule and further, if said Rule is not applicable, any resale of such Shares under circumstances in which the seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and
     (iii) neither Shaar nor any other person is under any obligation to comply with the terms and conditions of any exemption under the 1933 Act.

          f. LEGENDS. Purchaser understands that the Shares shall bear a restrictive legend in the following form (and a stop-transfer order may be placed against transfer of the certificates for such Shares):

               "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER SAID ACT, OR AN OPINION OF COUNSEL, IN FORM, SUBSTANCE AND SCOPE REASONABLY SATISFACTORY TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR UNDER APPLICABLE STATE SECURITIES LAWS OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT."

          g. AUTHORIZATION; ENFORCEMENT. This Agreement has been duly and validly authorized by Purchaser. This Agreement has been duly executed and delivered on behalf of Purchaser, and this Agreement constitutes a valid and binding agreement of Purchaser enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies or by other equitable principles of general application.

     3. REPRESENTATIONS AND WARRANTIES OF SHAAR. Shaar represents and warrants to Purchaser that:

          a. AUTHORIZATION; ENFORCEMENT. (i) Shaar has all requisite corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby and to sell the Shares, in accordance with the terms hereof, (ii) the execution and delivery of this Agreement by Shaar and the consummation by it of the transactions contemplated hereby (including without limitation, the sale of the Shares to Purchaser) have been duly authorized by Shaar and no further consent or authorization of Shaar or its members is required, (iii) this Agreement has been duly executed and delivered by Shaar, and (iv) this Agreement constitutes a legal, valid and binding obligation of Shaar enforceable against Shaar in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies or by other equitable principles of general application

          b. TITLE. Shaar has good and marketable title to the Shares, free and clear of all liens, pledges and encumbrances of any kind.

          c. NO CONFLICTS. The execution, delivery and performance of this Agreement by Shaar and the consummation by Shaar of the transactions contemplated hereby (including, without limitation, the sale of the Shares to Purchaser) will not (i) conflict with or result in a violation of any provision of its certificate of formation, agreement or other organizational documents, or (ii) violate or conflict with, or result in a breach of any provision of, or constitute a default (or an event which with notice or lapse of time or both could become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, note, bond, indenture or other instrument to which Shaar is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and regulations of any self-regulatory organizations to which Shaar is subject) applicable to Shaar or by which any property of Star Multi Care or the Shares are bound or affected. Except as specifically contemplated by this Agreement and as required under the 1933 Act and any applicable federal and state securities laws, neither Shaar nor Star Multi Care is required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency, regulatory agency, self regulatory organization or stock market or any third party in order for it to execute, deliver or perform any of its obligations under this Agreement in accordance with the terms hereof. Except for filings that may be required under applicable federal and state securities laws in connection with the issuance and sale of the Shares, all consents, authorizations, orders, filings and registrations which Shaar is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof.

          d. ACKNOWLEDGEMENT REGARDING PURCHASER'S PURCHASE OF THE SHARES. Shaar acknowledges that Purchaser is not acting as a financial advisor or fiduciary of Shaar (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereby and any statement made by Purchaser or any of its respective representatives or agents in connection with this Agreement and the transactions contemplated hereby is not advice or a recommendation and is merely incidental to Purchaser's purchase of the Shares. Shaar further represents to Purchaser that Shaar's decision to enter into this Agreement has been based solely on the independent evaluation of Star Multi Care.

     Additionally, Shaar acknowledges that Purchaser is an officer and director of Star Multi Care and is deemed an "affiliate" as defined by the regulations promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "1934 Act"), and that the sale by Shaar to the Purchaser, in combination with the sale by Shaar to another purchaser, who previously was a director of Star Multi Care, will give the two purchasers, upon the conversion of all of the Preferred Stock into common stock of Star Multi Care, ownership in excess of a majority of the outstanding voting common stock of Star Multi Care. Additionally, Shaar acknowledges that the Purchaser may have information regarding Star Multi Care that may not have been disseminated to the public and to Shaar. Shaar acknowledges that it has had public access to the press releases, Form 10-K for the fiscal year ended May 31, 2002 and the Form 10-Q for the period ended August 31, 2002, issued by Star Multi Care.

          e. NO BROKERS. Shaar has taken no action which would give rise to any claim by any person for brokerage commissions, finder's fees or similar payments relating to this Agreement or the transactions contemplated hereby, except for dealings with those parties disclosed on SCHEDULE 3(E), whose commissions and fees will be paid for by Shaar.

          f. Except as specifically set forth herein, Shaar makes no representations or warranties with respect to Star Multi Care, its financial status, earnings, assets, liabilities, corporate status or any other matter.

     4. COVENANTS.

     a. BEST EFFORTS. The parties shall use their best efforts to satisfy timely each of the conditions described in Section 5 and Section 6 of this Agreement.

     5. CONDITIONS TO SHAAR'S OBLIGATION TO SELL. The obligation of Shaar hereunder to sell and deliver the certificate(s) representing the Shares to Purchaser at the Closing is subject to the satisfaction, at or before the Closing Date of each of the following conditions thereto, provided that these conditions are for Shaar's sole benefit and may be waived by Shaar at any time in its sole discretion:

          a. Purchaser shall have executed this Agreement, the Note and the Pledge Agreement, and delivered the same to Shaar.

          b. Purchaser shall have delivered the Purchase Price in accordance with Section 1(b) above.

          c. The representations and warranties of Purchaser shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and Purchaser shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by Purchaser at or prior to the Closing Date.

          d. No litigation, statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by or in any court or governmental authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby which prohibits the consummation of any of the transactions contemplated by this Agreement.

     6. CONDITIONS TO PURCHASER'S OBLIGATION TO PURCHASE. The obligation of Purchaser hereunder to purchase the Shares at the Closing is subject to the satisfaction, at or before the Closing Date of each of the following conditions, provided that these conditions are for Purchaser's sole benefit and may be waived by Purchaser at any time in its sole discretion.

          a. Shaar shall have executed this Agreement and delivered the same to Purchaser.

          b. Shaar shall have delivered to Escrow Agent duly executed certificate(s) representing the Shares (in such denominations as Purchaser shall reasonably request) in accordance with Section 1(b) above.

          c. The representations and warranties of Shaar shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at such time (except for representations and warranties that speak as of a specific date) and Shaar shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by Shaar at or prior to the Closing Date.

          d. No litigation, statute, rule, regulation, executive order, decree, ruling or injunction upon Purchaser shall have been enacted, entered, promulgated or endorsed by or in any court or governmental authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby which prohibits the consummation of any of the transactions contemplated by this Agreement.

     7. GOVERNING LAW; MISCELLANEOUS.

          a. Governing Law; Jurisdiction. THIS AGREEMENT SHALL BE ENFORCED, GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITH SUCH STATE, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICT OF LAWS. THE PARTIES HERETO HEREBY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES FEDERAL COURTS LOCATED IN THE CITY OF NEW YORK, NEW YORK WITH RESPECT TO ANY DISPUTE ARISING UNDER THIS AGREEMENT, THE AGREEMENTS ENTERED INTO IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. BOTH PARTIES IRREVOCABLY WAIVE THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH SUIT OR PROCEEDING. BOTH PARTIES FURTHER AGREE

     THAT SERVICE OF PROCESS UPON A PARTY MAILED BY CERTIFIED FIRST CLASS MAIL RETURN RECEIPT REQUESTED SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON THE PARTY IN ANY SUCH SUIT OR PROCEEDING. NOTHING HEREIN SHALL AFFECT ANY PARTY'S RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW. THE PARTIES AGREE THAT A FINAL NON-APPEALABLE JUDGMENT IN ANY SUCH SUIT OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON SUCH JUDGMENT OR IN ANY OTHER LAWFUL MANNER. THE PARTIES HEREBY WAIVE A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY EITHER OF THE PARTIES HERETO AGAINST THE OTHER IN RESPECT OF ANY MATTER ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT.

     b. COUNTERPARTS; Signatures by Facsimile. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

     c. HEADINGS. The headings of this Agreement are for convenience of reference only and shall not form part of, or affect the interpretation of, this Agreement.

     d. SEVERABILITY. In the event that any provision of this Agreement is invalid or enforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any provision hereof which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

     e. ENTIRE AGREEMENT; AMENDMENTS. This Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither Shaar nor Purchaser makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement.

     f. NOTICES. Any notices required or permitted to be given under the terms of this Agreement shall be sent by certified or registered mail (return receipt requested) or delivered personally or by courier (including a recognized overnight delivery service) or by facsimile and shall be effective five days after being placed in the mail, if mailed by regular United States mail, or upon receipt, if delivered personally or by courier (including a recognized overnight delivery service) or by facsimile, in each case addressed to a party. The addresses for such communications shall be:

                          If to Shaar:

                                  The Shaar Fund Ltd.
                                  c/o Levinson Capital Management
                                  35 East Grassy Sprain Road
                                  Suite 300
                                  Yonkers, NY 10710


                          With a copy to:

                                  Krieger & Prager LLP
                                  39 Broadway, Suite 1440
                                  New York, NY  10006
                                  Attention:  Samuel Krieger
                                  Telephone:  212-363-2900
                                  Facsimile:  212-363-2999


                          If to Purchaser:

                                  Stephen Sternbach
                                  Star Multi Care Services, Inc.
                                  33 Walt Whitman
                                  Suite 302
                                  Huntington Station, NY 11746
                                  Telephone:  631 423-4653
                                  Facsimile:  631-424-2943


                          With a copy to:

                                  Lawrence A. Muenz, Esq.
                                  Meritz & Muenz LLP
                                  Three Hughes Place
                                  Dix Hills, NY 11746
                                  Telephone:  631 242-7384
                                  Telephone:  631 242-6715


     Each party shall provide notice to the other party of any change in address.

     g. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns. Neither Shaar nor Purchaser shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other.

Notwithstanding the foregoing, subject to Section 2(e), Purchaser may assign its rights hereunder to any person that purchases Shares in a private transaction from Purchaser or to any of its "affiliates," as that term is defined under the 1934 Act, without the consent of Shaar.

     h. THIRD PARTY BENEFICIARIES. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

     i. SURVIVAL. The representations and warranties of Shaar and the agreements and covenants set forth in Sections 2, 3 and 4 shall survive the closing hereunder notwithstanding any due diligence investigation conducted by or on behalf of Purchaser. Shaar agrees to indemnify and hold harmless Purchaser and all their officers, directors, employees and agents for loss or damage arising as a result of or related to any breach or alleged breach by Shaar of any of its representations, warranties and covenants set forth in Sections 3 and 4 hereof or any of its covenants and obligations under this Agreement, including advancement of expenses as they are incurred (except in the case of gross negligence or willful misconduct by Purchaser). Purchaser agrees to indemnify and hold harmless Shaar and all their officers, directors, employees and agents for loss or damage arising as a result of or related to any breach or alleged breach by Purchaser of any of its representations, warranties and covenants set forth in Sections 2 and 4 hereof or any of its covenants and obligations under this Agreement, including advancement of expenses as they are incurred (except in the case of gross negligence or willful misconduct by Shaar).

     j. FURTHER ASSURANCES. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

     k. NO STRICT CONSTRUCTION. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, Purchaser and Shaar have caused this Securities Purchase Agreement to be duly executed as of the date first above written.

THE SHAAR FUND LTD.                          STEPHEN STERNBACH


By: ___________________________              By:  ___________________________
    Name:
    Title:

Exhibit 2

$50,000.00                                                     October 31, 2002
 ---------

                           INSTALLMENT PROMISSORY NOTE

     FOR VALUE RECEIVED, the undersigned, Stephan Sternbach, having a principal place of business at Star Multi Care Services, Inc., 33 Walt Whitman Road, Suite 302, Huntington Station, NY 11746 (the "Maker"), promises to pay to the order of THE SHAAR FUND LTD., a British Virgin Islands corporation having a principal place of business at 9 Kaya Flamboyan, Curacao, Netherlands Antilles (the "Payee"), or assigns, the principal amount of FIFTY THOUSAND AND 00/100 DOLLARS ($50,000.00), payable in twelve (12) monthly installments of principal and interest of FOUR THOUSAND ONE HUNDRED SIXTY-SIX AND 66/100 DOLLARS ($4,166.66) each, with the first monthly payment due on a date one (1) month after the date hereof and with each succeeding monthly payment due on the corresponding date of each succeeding month thereafter until paid in full.

     All principal hereunder is payable in lawful money of the United States of America at the principal office of the Payee at: The Shaar Fund Ltd, c/o Krieger & Prager LLP, 39 Broadway, Suite 1440 New York, NY 10006, unless a different address, within the continental United States, subsequently is designated by the Payee by notice in writing to the Maker.

     All payments of principal, or any other amounts that become due hereunder which are not paid when due shall bear interest from the date due until the date paid and collected at a rate per annum equal to the greater of (a) twenty-four (24%) percent or (b) the maximum rate of interest allowed by law.

     The Maker of this Note for itself and its legal representatives, successors and assigns, hereby expressly waives presentment, demand, protest, notice of protest, presentment for the purpose of accelerating maturity, diligence in collection, and the benefit of any exemption under the homestead exemption laws, if any, or any other exemption or insolvency laws, and consents that the Payee may release or surrender, exchange or substitute any personal property or other collateral security now held or which may hereafter be held as security for the payment of this Note, and may extend the time for payment or otherwise modify the terms of payment of any part or the whole of the debt evidenced hereby, provided that such other modifications do not increase the obligations of the Maker hereunder.

     All payments made on this Note shall be applied first to accrued and unpaid interest, then to any other amounts that may become due hereunder, and the balance to the principal sum.

     The payment of all amounts due under this Note is secured by a Pledge Agreement, dated the date hereof, by and among Matthew Solof and Stephen Sternbach, as Pledgors, and the Payee, as pledge, the terms and conditions of all of which are hereby made part of this Note and deemed incorporated herein in full without restatement herein. The Payee and any subsequent assignee hereof shall be entitled to all of the rights and benefits conferred upon the Payee under the Pledge Agreement. Any advances made by the Payee in the performance of the obligations of the Maker as provided in the Pledge Agreement shall become additional amounts due under this Note as of the date of such advance without further notice to Maker or any guarantor and shall bear interest at a rate per annum equal to the greater of (a) twenty-four (24%) percent or (b) the maximum rate of interest allowed by law.

     This Note may be prepaid in whole or in part, upon ten (10) days written notice to the Payee, provided interest and any other amounts that may become due hereunder are paid in full to the date of any such payment. All prepayments shall be applied first to the payment of accrued but unpaid interest, then to the payment of any other unpaid amounts which become due under the Note, and then to the payment of installments of principal of this Note in the inverse order of maturity thereof.

     In the event that the Maker fails to make a payment when due hereunder, and such failure continues for a period of five (5) days following written notice is provided by the Payee to the Maker without cure by the Maker or any guarantor hereof, then such failure without timely cure shall constitute an "Event of Default." In the event of the occurrence of (1) an Event of Default as defined in this Note, or (2) an Event of Default as defined in the Pledge Agreement, then the Payee shall be entitled to accelerate all payments due hereunder and the same (including, without limitation, accrued but unpaid interest and any advances made by the Payee in the performance of obligations of the Maker under the Pledge Agreement) shall become immediately due and payable, without presentment, demand, notice or protest of any kind, all of which are expressly waived by the Maker and any endorser or guarantor hereof.

     No delay or omission on the part of the Payee in exercising any power or right hereunder shall impair such right or power or be construed to be a waiver thereof or acquiescence in any default, nor shall any single or partial exercise of any power or right hereunder preclude any full exercise of such power or right or of any other power or right. Notice of any delay, extension or omission in exercising any rights hereunder by the Payee is hereby waived by the Maker and any endorsers or guarantors hereof.

     All agreements between the Maker and the Payee are hereby expressly limited so that in no contingency or event whatsoever, whether by reason of acceleration of maturity of the indebtedness or otherwise, shall the amount paid or agreed to be paid to the Payee for the use, forbearance or detention of the indebtedness evidenced hereby exceed the maximum amount which the Payee is permitted to receive under applicable law. If, for any circum stances whatsoever, fulfillment of any provision hereof or any agreement securing repayment of this Note at the time performance of such provision shall be due, shall involve exceeding such amount, then the obligation to be fulfilled shall automatically be reduced to the limit of such validity, and if, from any circumstance, the Payee should ever receive as interest an amount which would exceed such maximum amount, such amount which would be excessive interest shall be applied to the reduction of the principal balance evidenced hereby and not to the payment of interest. As used herein, the term "applicable law" shall mean the law in effect as of the date hereof, provided, however, that, in the event there is a change in the law which results in a higher permissible rate of interest, then this Note shall be governed by such new law as of its effective date. This provision shall control every other provision of all agreements between the Maker and the Payee.

     This Note and all transactions hereunder and/or evidenced hereby shall be governed by, construed and enforced in accordance with the laws of the State of New York.

     If this Note shall not be paid when due and shall be placed by the holder hereof in the hands of any attorney for collection, through legal proceedings or otherwise, the Maker will pay reasonable attorneys' fees to the holder hereof together with reasonable costs and expenses of collection.

     IN WITNESS WHEREOF, the Maker has executed this Note as of the date first above written.

                                              ----------------------------------
                                              Stephen Sternbach

STATE OF                            )
                                    ):SS:
COUNTY OF                           )



     On the _____ day of __________________, 2002, the undersigned, personally appeared, ________________________________, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she /they executed the same in his/her /their capacity(ies), and that by his/her /their signature(s) on the instrument, the individual(s), or the person on behalf of which the individual(s) acted, execute the instrument.

                                                --------------------------------
                                                  Notary Public

Exhibit 3

                             STOCK PLEDGE AGREEMENT

     STOCK PLEDGE AGREEMENT ("Agreement") entered into as of October 31, 2002, by and among the persons set forth on Schedule 1 (a "Secured Party"), and those persons identified on the signature page hereof (each a "Pledgor").

                                    RECITALS

     A. Pledgors have agreed to pledge certain Series B 7% Convertible Preferred Stock, $1.00 par value per share of Star Multi Care Services, Inc. ("Star Multi Care") as security for: (i) the performance by the Pledgors of their obligations under Notes in an aggregate principal amount of One Hundred Thousand and 00/100 Dollars ($100,000.00) payable to the Secured Parties (the "Notes"). Capitalized terms in this Agreement which are not identified herein will have the meanings given such terms in the Notes.

     B. The Secured Party is willing to accept the Notes from the Pledgors only upon receiving Pledgors' pledge of the Pledged Shares of Star Multi Care, as set forth in this Agreement.

     NOW, THEREFORE, in consideration of the premises, the mutual covenants and conditions contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

     1. GRANT OF SECURITY INTEREST. Pledgors hereby pledge to the Secured Party as collateral and security for the Secured Obligations (as defined in paragraph
2) all of the shares of Series B Preferred Stock of Star Multi Care Services, Inc. as set forth on the attached Schedule 2 of this Agreement (the "Pledged Shares"). Unless otherwise set forth on Schedule 2 of this Agreement, each Pledgor is the beneficial and record owner of the Pledged Shares set forth opposite such Pledgor's name on such Schedule. Such Pledged Shares, together with any substitutes therefor, or proceeds thereof, are hereinafter referred to collectively as the "Collateral".

     2. Obligations Secured. During the term hereof, the Collateral shall secure the following:

     (a) The performance by the Pledgors of their obligations, covenants, and agreements under the Notes.

The obligations, covenants and agreements described in clause (a) are the "Secured Obligations".

     3. Perfection of Security Interests. Upon execution of this Agreement by each Pledgor, such Pledgor shall deliver and transfer possession of the stock certificates identified opposite such Pledgor's name on Schedule 2 of this Agreement (the "Certificates"), together with stock transfer powers duly executed in blank by the registered owner of the shares represented by such Certificates, with appropriate Medallion signature guaranty ("Stock Powers", to the Secured Party to be held by the law firm of Krieger & Prager, LLP ("Escrow Agent")as agent for the Secured Party, or other mutually acceptable third party until the earlier of

     (i) the termination of this Agreement or

     (ii) foreclosure of Secured Party's security interests as provided herein.

The Pledgors, and each of them, hereby appoint Samuel M. Krieger, as attorney-in-fact to execute all documents and perform all acts as Secured Party, may reasonably request in order to perfect and maintain a valid security interest for Secured Party in the Collateral, including the filing of Financing Statements under the Uniform Commercial Code.

     4. ASSIGNMENT. Only in connection with the transfer of the Notes in accordance with their terms, a Secured Party may assign or transfer the whole or any part of its security interest granted hereunder, and may transfer as collateral security the whole or any part of Secured Party's security interest in the Collateral. Any transferee of the Collateral shall be vested with all of the rights and powers of Secured Party hereunder with respect to the Collateral.

     5. PLEDGORS' WARRANTY. Each Pledgor represents and warrants hereby to the Secured Party as follows with respect to the Pledged Shares set forth opposite such Pledgor's name on Schedule 2 to this Agreement:

          A. Title: (i) that upon transfer by Pledgor of such Pledgor's Certificates and Stock Powers to Secured Party pursuant to this Agreement at such time, if any, as the occurrence of an Event of Default under the Notes, the Secured Party will have good title (both record and beneficial) to the Pledged Shares;

          (ii) that there are no restrictions upon transfer and pledge of the Pledged Shares pursuant to the provisions of this Agreement except the restrictions imposed by the Securities Act of 1933;

          (iii) that the Pledged Shares are free and clear of any encumbrances of every nature whatsoever, such Pledgor is the sole owner of the Pledged Shares, and such shares are duly authorized, validly issued, fully paid and non-assessable,

          (iv) such Pledgor has owned the Pledged Shares since the date specified on Schedule 1 to this Agreement. Such Pledgor further agree not to grant or create, any security interest, claim, lien, pledge or other encumbrance with respect to such Pledgor's Pledged Shares or attempt to sell, transfer or otherwise dispose of any of such shares until the Secured Obligations have been paid in full or this Agreement terminates; and

          (v) this Agreement constitutes a legal, valid and binding obligation of such Pledgor enforceable in accordance with its terms (except as the enforcement thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and similar laws, now or hereafter in effect),

          B. Star Multi Care represents and warrants that the Pledged Shares are duly authorized, validly issued, fully paid and non-assessable and that it will not permit the transfer of the Pledged Shares except in accordance with this Agreement while the same is in effect.

          C. The Pledgors are not (and neither of them is ) acting, and have not (and neither of them has) agreed to act, in any plan to sell or dispose of the pledged shares in a manner intended to circumvent the registration requirements of the Securities Act of 1933, as amended, or any applicable state law.

     6. COLLECTION OF DIVIDENDS AND INTEREST. During the term of this Agreement and so long as Pledgors are not in default under the Notes, Secured Party is authorized to collect all dividends, distributions, interest payments, and other amounts that may be, or may become, due on any of the Collateral, or any Common Stock issuable upon conversion of the Preferred Stock to Common Stock.

     7. VOTING RIGHTS. During the term of this Agreement and until such time as this Agreement has terminated or Secured Party has exercised its rights under this Agreement to foreclose its security interest in the Collateral, Pledgors shall have the right to exercise any voting rights evidenced by, or relating to, the Collateral.

     8. WARRANTS AND OPTIONS. In the event that, during the term of this Agreement, subscription, warrants, dividends, or any other rights or options, or Common Stock issuable upon conversion, shall be issued in connection with the Collateral, such warrants, dividends, rights and options shall be immediately delivered to Secured Party to be held under the terms hereof in the same manner as the Collateral.

     9. PRESERVATION OF THE VALUE OF THE COLLATERAL AND REIMBURSEMENT OF SECURED PARTY. Pledgors shall pay all taxes, charges, and assessments against the Collateral and do all acts necessary to preserve and maintain the value thereof. On failure of Pledgors, jointly and severally, so to do, Secured Party may make such payments on account thereof as (in Secured Party's discretion) is deemed desirable, and Pledgors shall reimburse Secured Party immediately on demand for any and all such payments expended by Secured Party in enforcing, collecting, and exercising its remedies hereunder.

     10. PARTIAL RELEASE. (a) Purchaser shall have the right to request that the Pledged Shares be released solely for conversion to common stock, provided that upon such conversion, arrangements satisfactory to the Escrow Agent are made for redelivery of all the shares issued upon such conversion to the Escrow Agent, pursuant to this Pledge Agreement

          (b) The Escrow Agent is also authorized to partially release from the Pledge hereunder as follows:

               (i) If release is sought of Pledged Shares, which upon conversion, Purchaser does not intend to redeliver the resulting common stock under the Pledge Agreement, the maximum number of shares to be released shall be calculated as follows:

   Amount of Purchase Price Paid by Pledgor x 234.5 Pledged Shares x .66
   ----------------------------------------
           Total Purchase Price

               (ii) If the release is sought of common stock, the number of shares of common stock to be released shall be calculated according to the following formula:

   Amount of Purchase Price Paid by Pledgor x (the market value of number of
   ----------------------------------------    pledged shares x .66
           Total Purchase Price                of Common Stock to be
                                               released)


     11. DEFAULT AND REMEDIES.

          (a)  For purposes of this Agreement, "Event of Default" shall mean

               (i) default in the performance by either of the Pledgors of any of the Secured Obligations after the expiration, without cure following the expiration of any applicable cure period; and

               (ii) a breach by a Pledgor of any of his representations,
                    warranties, covenants or agreements in this Agreement.

          (b) During the term of this Agreement, the Secured Party shall have the following rights after any Event of Default and for so long as the Secured Obligations are not satisfied in full:

               (i) the rights and remedies provided by the Uniform Commercial Code as adopted by the State of New York (as said law may at any time be amended);

               (ii) the right to receive and retain all dividends, payments and other distributions of any kind upon any or all of the Pledged Shares as additional Collateral;

               (ii) the right to cause any or all of the Pledged Shares and all additional Collateral to be transferred to its own name and have such transfer recorded in any place or places deemed appropriate by Secured Party; and

              (iii) the right to sell, at a public or private sale, the
                    Collateral or any part thereof for cash, upon credit or for future delivery, and at such price or prices in accordance with the Uniform Commercial Code (as such law may be amended from time to time). Upon any such sale, Secured Party shall have the right to deliver, assign and transfer to the purchaser thereof the Collateral so sold. Secured Party shall give the Pledgors not less than ten (10) days written notice of its intention to make any such sale. Any such sale shall be held at such time or times during ordinary business hours and at such place or places as Secured Party may fix in the notice of such sale. Secured Party may adjourn or cancel any sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for the sale, and such sale may be made at any time or place to which the same may be so adjourned. In case of any sale of all or any part of the Collateral upon terms calling for payments in the future, any Collateral so sold may be retained by Secured Party until the selling price is paid by the purchaser thereof, but Secured Party shall incur no liability in the case of the failure of such purchaser to take up and pay for the Collateral so sold and, in the case of such failure, such Collateral may again be sold upon like notice. Secured Party, however, instead of exercising the power of sale herein conferred upon it, may proceed by a suit or suits at law or in equity to foreclose the security interest and sell the Collateral, or any portion thereof, under a judgment or decree of a court or courts of competent jurisdiction, the Pledgors having been given due notice of all such action. Secured Party shall incur no liability as a result of a sale of the Collateral or any part thereof.

     12. WAIVER. Each Pledgor waives any right that it may have to require Secured Party to proceed against any other person, or proceed against or exhaust any other security, or pursue any other remedy Secured Party may have.

     13. TERM OF AGREEMENT. This Agreement shall continue in full force and effect until the Secured Obligations shall have been paid in full or until amounts owing under the Notes have been reduced to Zero Dollars($0). Upon termination of this Agreement the security interest held by the Secured Party shall thereby be released and the Collateral shall be returned within five (5) business days to Pledgors.

     14. GENERAL PROVISIONS:

     14.1 BINDING AGREEMENT. This Agreement shall be binding upon and shall inure to the benefit of the successors and assigns of the respective parties hereto.

     14.2 CAPTIONS. The headings used in this Agreement are inserted for reference purposes only and shall not be deemed to define, limit, extend, describe, or affect in any way the meaning, scope or interpretation of any of the terms or provisions of this Agreement or the intent hereof.

     14.3 COUNTERPARTS. This Agreement may be signed in any number of counterparts with the same effect as if the signatures upon any counterpart were upon the same instrument. All signed counterparts shall be deemed to be one original. This Agreement, once executed by a party, may be delivered to the other parties hereto by telephone line facsimile transmission of a copy of this Agreement bearing the signature of the parties so delivering this Agreement. A facsimile transmission of this signed Agreement shall be legal and binding on all parties hereto.

     14.4 FURTHER ASSURANCES. The parties hereto agree that, from time to time upon the written request of any party hereto, they will execute and deliver such further documents and do such other acts and things as such party may reasonably request in order fully to effect the purposes of this Agreement.

     14.5 WAIVER OF BREACH. Any waiver by either party of any breach of any kind or character whatsoever by the other, whether such be direct or implied, shall not be construed as a continuing waiver of or consent to any subsequent breach of this Agreement.

     14.6 CUMULATIVE REMEDIES. The rights and remedies of the parties hereto shall be construed cumulatively, and none of such rights and remedies shall be exclusive of, or in lieu or limitation of any other right, remedy, or priority allowed by applicable law.

     14.7 AMENDMENT. This Agreement may be modified only in a written document that refers to this Agreement and is executed by Secured Party, the Pledgors and Star Multi Care.

     14.8 INTERPRETATION. This Agreement shall be interpreted, construed, and enforced according to the substantive laws of the State of New York.

     14.9 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. Each of the parties consents to the jurisdiction of the federal courts whose districts encompass any part of the City of New York or the state courts of the State of New York sitting in the City of New York in connection with any dispute arising under this Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non coveniens, to the bringing of any such proceeding in such jurisdictions.

     14.10 NOTICE. Any notice or other communication required or permitted to be given hereunder shall be effective upon receipt. Such notices may be sent (i) in the United States mail, postage prepaid and certified, (ii) by express courier with receipt, (iii) by facsimile transmission, with a copy subsequently delivered as in (i) or (ii) above. Any such notice shall be addressed or transmitted as follows:

         If to Pledgors:   Stephen Sternbach
                           Matthew Solof
                           Star Multi Care Services, Inc.
                           33 Walt Whitman Road
                           Suite 302
                           Huntington Station, NY 11746
                           Facsimile: (631) 423-2907

         with a copy to:   Lawrence A. Muenz, Esq.
                           Meritz & Muenz LLP
                           Three Hughes Place
                           Dix Hills, NY 11746
                           Facsimile: (631) 242-6715


         If to Secured Party, to the addresses set forth on Schedule 1.

         With copies to:            Samuel M. Krieger, Esq.
                                    Krieger & Prager LLP
                                    39 Broadway, Suite 1440
                                    New York, New York 10006
                                    Telephone No.: (212) 363-2900
                                    Telecopier No.: (212) 363-2999

or such other address as may be designated in writing hereafter, in the same manner, by such Person.

     14.11 ACKNOWLEDGEMENT BY PLEDGORS. In the event that any provision of the Notes or this Agreement as applied to any party or circumstances shall be adjudged by a court to be invalid or unenforceable, Pledgors acknowledge and agree that this Agreement shall remain valid and enforceable in all respects against Pledgors.

     IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day, month and year first above written.

         SECURED PARTY (NAMED IN SCHEDULE 1):

         By:_________________________________________
         Samuel M. Krieger, as their agent


         PLEDGORS:

         By:_____________________________________________
                  Stephen Sternbach

         By:_____________________________________________
                  Matthew Solof

         Solely with respect to the representation in Paragraph 5B hereof:

                            Star Multi Care Services, Inc.

                           By:____________________________________
                                    David Schoenberg
                                    Secretary and
                                    Chief Financial Officer

SCHEDULE 1

         The Secured Parties are:

Name                       Address                      Dollar Value of Note












SCHEDULE 2

     The following shares are pledged hereunder as the Pledged Shares, each certificate in the name of:


Holders Name             Certificate No.             No. of Preferred Shares               Date of Acquisition
------------             ---------------             -----------------------               -------------------






                        Total:                              shares*



Exhibit 4

                                 PROMISSORY NOTE

                                               Huntington Station, New York
                                                           October 31, 2002

$50,000

FOR VALUE RECEIVED, each of the undersigned, jointly and severally, ("Maker"), hereby unconditionally promise to pay to the order of Mathew Solof (the "Payee"), with offices at 2116 Merrick Avenue, Suite 3009, Merrick, New York 11566 or at such other place as the Payee or any holder hereof may from time to time designate, the aggregate principal sum of Fifty Thousand ($50,000) Dollars in lawful money of the United States and in immediately available funds, and such additional amounts that may be advanced by the holder hereof as provided in the instruments, if any, securing this Promissory Note and such advances will be added to the principal sum of this Promissory Note and will accrue interest at the specified rate of interest from the date of advance until paid in full twelve (12) months from the date hereof. Unless otherwise provided, this Note may be prepaid in full or in part at any time without penalty or premium

     Maker hereby further promises to pay interest to the order of Payee in like money at said office or place on the unpaid principal balance hereof computed at a rate of eight percent (8%) per annum at a rate, upon and after an Event of Default (as hereinafter defined), of sixteen percent (16%) per annum. Interest shall be calculated on the basis of a three hundred sixty (360) day year and actual days elapsed. In no event shall the interest charged hereunder exceed the maximum permitted under the laws of the State of New York.

In the event of (a) default in payment of any installment of principal or interest hereof as the same becomes due and such default is not cured within ten
(10) days from the due date, or (b) default under the terms of any instrument securing this Note, and such default is not cured within fifteen (15) days after written notice to, then in either such event the holder may, without further notice, declare the remainder of the principal sum, together with all interest accrued thereon, and the prepayment premium, if any, at once due and payable (an "Event of Default"). Failure to exercise this option shall not constitute a waiver of the right to exercise the same at any other time.

     The provisions of this Note may not be changed, modified or terminated orally, but only by an agreement in writing signed by the party to be charged, nor shall any waiver be applicable except in the specific instance for which it is given.

     Maker hereby waives all rights to trial by jury in any action or proceeding instituted by either Maker or Payee against the other arising on, out of or by reason of this Note, any alleged tortious conduct by Maker or Payee or in any way, directly or indirectly, arising out of or related to the relationship between Maker and Payee. In no event will Payee be liable for lost profits or other special or consequential damages.

     Upon default, the holder of this Note may employ an attorney to enforce the holder's rights and remedies and the, principal, surety, guarantor and endorsers of this Note hereby agree to pay to the holder reasonable attorney's fees, plus all other reasonable expenses incurred by the holder in exercising any of the holder's right and remedies upon default. The failure to exercise any such right or remedy shall not be a waiver or release of such rights or remedies or the right to exercise any of them at another time.

     Maker hereby waives all rights to interpose any claims, deductions, setoffs or counterclaims of any kind, nature or description in any action or proceeding instituted by Maker with respect to this Note or any matter arising herefrom or relating hereto, except compulsory counterclaims.

     Maker hereby irrevocably submits and consents to the non-exclusive jurisdiction of the State and Federal Courts located in the State of New York with respect to any action or proceeding arising out of this Note or any matter arising herefrom or relating hereto. Any such action or proceeding commenced by Maker against Payee will be litigated only in a Federal Court or a State Court located in New York City, New York and Maker waives any objection based on forum non-conveniens and any objection to venue in connection therewith.

     Service of process or notice in connection with any proceedings may be served (i) inside or outside the State in which the office of Payee indicated above is located by registered or certified mail, return receipt requested, addressed to the Maker and service or notice so served shall be deemed complete five (5) days after the same shall have been posted, or (ii) in such manner as may be permissible under the rules of said Courts.

     The execution and delivery of this Note has been authorized by the Board of Directors of Maker. This Note shall be governed by and construed, and all rights and obligations hereunder determined, in accordance with the internal laws of the State of New York and shall be binding upon the successors and assigns of the Maker and inure to the benefit of the Payee, its successors, endorsees and assigns. If the undersigned are more than one, this Note shall be binding jointly and severally upon the undersigned and their respective successors and assigns and the term "Maker" shall mean, individually and collectively, all the undersigned and any one or more of them and their successors and assigns. If any term or provision of this Note shall be held invalid, illegal or unenforceable, the validity of all other terms and provisions hereof shall in no way be affected thereby.

IN TESTIMONY WHEREOF, each corporate maker has caused this instrument to be executed in its corporate name by a corporate officer, and its corporate seal to be hereto affixed, all by order of its Board of Directors first duly given, the day and year first written below:

STEPHEN STERNBACH

By:_________________________       Dated:   October 31, 2002